Exhibit 99.2

ASX Release

SYDNEY, 31 August 2016, ASX: MKB

MOKO UNAUDITED FULL YEAR RESULTS

Highlights

•     Result reflects transition to focus on student market

•     More than 480,000 first launches of flagship REC*T app

•     Reach to over half of US student college population

•     Board undertaking review of strategic options for next stage of strategy

MOKO Social Media Limited (MOKO) today lodged its unaudited results for year ending 30 June 2016, which reflected the strategic decision taken in September 2015 to focus on the US student market, preserve cash flow and exit other business categories.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Arlington VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO is now poised to focus on the next stage of revenue generation, having established a strong foothold in US colleges and schools through its REC*IT product suite.

CEO Mr Shripal Shah, said “REC*IT achieved significant growth in user acquisition and engagement following the portfolio realignment.”

“REC*IT has now had more than 752,000 first launches (‘user acquisition’), with more than 480,000 first launches in the 2016 US academic year, an increase of 114%, and an average of 9.87 screen views per session (‘engagement’), up 32%.”

Other highlights included

•	MOKO increased its exposure to more than half of the US college student population, with a further 125 colleges added in the six months to 30 June;

•	REC*IT's first marketing partnership with a major US brand was executed; and

•	Development of a new app commenced, REC*IT Plus, a “white label” subscription product targeted at recreation centre administrators, to help them manage recreational facilities and programs.

The net loss after tax from continuing operations of $20 million increased by $1.07m or 6% against the prior year’s result of $19 million.

Total expenses decreased by 3% to $21.2m, resulting from reductions in marketing and employee benefit expenses, share based payments and other operating overhead.

Net cash used in operations for the year ended 30 June 2016 was $14.3m compared with $18.2m in 2015.

Moko Chairman Greg McCann said MOKO is undertaking a review of strategic options for the future of the company and has appointed District Capital Partners to advise on alternatives and assist with this process.

“We are reviewing all options and proposals to enhance shareholder value and enable us to execute our strategy and leverage the significant foothold we have developed in the lucrative college and high school markets” he said.

1

For more information contact Vaughan Partners

Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au

Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO provides innovative apps and content for US college and high school sports communities to engage and interact. With a presence at over 1,250 colleges and more than 3,400 high schools, MOKO occupies a market-leading position in sports management and recreation center administration. MOKO accesses the market through exclusive agreements with the largest student sports data providers in the US.

MOKO’s products include the award-winning college sports management app REC*IT, campus fitness app REC*IT FITNESS, custom “white label” rec center app REC*IT Plus and high school sports management app BigTeams powered by REC*IT. MOKO is continually updating and enhancing its products to meet the needs of the student sport community.

The US student market is highly desired by advertisers and MOKO’s revenue strategy combines subscriptions, advertising, partnerships and promotion.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward----Looking Statements

This press release contains information that may constitute forward----looking statements and uses forward----looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward----looking statement due to its inherent risk and uncertainties, both general and specific.

Although we believe the assumptions on which the forward---looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the OTC Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward---looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward---looking information in the future. Therefore, this forward---looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward---looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

2